Exhibit 23.4
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the captions “Summary Consolidated Financial and Other Data” and “Independent Registered Public Accounting Firm” in the Registration Statement on Form S-4 and related Prospectus of Oxford Industries, Inc. for the registration of $150,000,000 aggregate principal amount of 11.375% Senior Secured Notes due 2015 and to the incorporation by reference of our reports dated March 31, 2009 with respect to the consolidated financial statements and schedule of Oxford Industries, Inc. and the effectiveness of internal controls over financial reporting of Oxford Industries, Inc., included in its Annual Report (Form 10-K) for the year ended January 31, 2009, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Atlanta, Georgia
July 9, 2009